Filed by: Diebold, Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Wincor Nixdorf AG

Commission File No.: 333-155520

February 11, 2016

Exhibit 99.1

pressrelease

Contacts:
Media Relations	Investor Relations
Mike Jacobsen, APR	Steve Virostek
+1 330 490 3796	+1 330 490 6319
michael.jacobsen@diebold.com	stephen.virostek@diebold.com

FOR IMMEDIATE RELEASE:

February 11, 2016

DIEBOLD REPORTS 2015 FOURTH QUARTER AND FULL-YEAR FINANCIAL RESULTS

North America electronic security reported as discontinued operations

NORTH CANTON, Ohio – Diebold, Incorporated (NYSE: DBD), today reported its 2015 fourth quarter and full year financial results. A complete, full-text press release, along with other earnings release documents, are accessible by visiting the Investor Relations section of Diebold’s website, located at the following link:

http://www.diebold.com/earnings

As previously announced, Andy W. Mattes, Diebold president and chief executive officer, and Christopher A. Chapman, senior vice president and chief financial officer, will discuss the company’s financial performance during a conference call today at 8:30 a.m. (ET). Both the presentation and access to the call are available at http://www.diebold.com/earnings. A replay of the call will also be made available on the Investor Relations section of Diebold’s website for three months following the call.

(Note: If clicking on the above links does not open up a new web page, you may need to cut and paste the above URL into your browser’s address bar.)

About Diebold

Diebold, Incorporated (NYSE: DBD) provides the technology, software and services that connect people around the world with their money – bridging the physical and digital worlds of cash conveniently, securely and efficiently. Since its founding in 1859, Diebold has evolved to become a leading provider of exceptional self-service innovation, security and services to financial, commercial, retail and other markets.

Diebold has approximately 15,000 employees worldwide and is headquartered near Canton, Ohio, USA. Visit Diebold at www.diebold.com or on Twitter: http://twitter.com/DieboldInc.

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Investment Community Conference Call Fourth Quarter and Full Year Earnings Results February 11, 2016 Exhibit 99.2

Use of Non-GAAP Financial Information Diebold has included non-GAAP financial measures in this presentation to supplement Diebold’s condensed consolidated financial statements presented on a GAAP basis. Definitions of these non-GAAP financial measures and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures are included elsewhere in this presentation. Diebold’s management uses constant currency, non-GAAP product, service and total gross margins, non-GAAP operating expense, non-GAAP operating profit, non-GAAP tax rate, non-GAAP net earnings, and non-GAAP diluted earnings per share, and excludes gains, losses or other charges that are considered by Diebold’s management to be outside of Diebold’s core business segment operating results. Net debt and free cash flow are liquidity measures that provide useful information to management about the amount of cash available for investment in Diebold’s businesses, funding strategic acquisitions, repurchasing stock and other purposes. The company calculates constant currency by translating the prior year results at the current year exchange rate. These non-GAAP financial measures may have limitations as analytical tools, and these measures should not be considered in isolation or as a substitute for analysis of Diebold’s results as reported under GAAP. Items such as impairment of goodwill and intangible assets, though not directly affecting Diebold’s cash position, represent the loss in value of goodwill and intangible assets over time. The impairment expense associated with this loss in value is not included in non-GAAP operating profit, non-GAAP net earnings, non-GAAP diluted earnings per share and therefore does not reflect the full economic effect of the loss in value of those goodwill and intangible assets. In addition, items such as restructuring charges and non-routine expenses that are excluded from non-GAAP gross profit, non-GAAP operating expense, non-GAAP operating profit, non-GAAP net earnings, and non-GAAP diluted earnings per share can have a material impact on cash flows and earnings per share. In addition, free cash flow does not represent the total increase or decrease in the cash balance for the period. The non-GAAP financial information that we provide also may differ from the non-GAAP information provided by other companies. We compensate for the limitations on our use of these non-GAAP financial measures by relying primarily on our GAAP financial statements and using non-GAAP financial measures only supplementally. We also provide robust and detailed reconciliations of each non-GAAP financial measure to the most directly comparable GAAP measure, and we encourage investors to review carefully those reconciliations. We believe that providing these non-GAAP financial measures in addition to the related GAAP measures provides investors with greater transparency to the information used by Diebold’s management in its financial and operational decision-making and allows investors to see Diebold’s results “through the eyes” of management. We further believe that providing this information better enables investors to understand Diebold’s operating performance and to evaluate the efficacy of the methodology and information used by management to evaluate and measure such performance.

Forward-looking Statements In this presentation, statements that are not reported financial results or other historical information are “forward-looking statements”. Forward-looking statements give current expectations or forecasts of future events and are not guarantees of future performance. These forward-looking statements relate to, among other things, the company’s future operating performance, the company's share of new and existing markets, the company's short- and long-term revenue and earnings growth rates, and the company’s implementation of cost-reduction initiatives and measures to improve pricing, including the optimization of the company’s manufacturing capacity.   The use of the words “will,” “believes,” “anticipates,” “expects,” “intends” and similar expressions is intended to identify forward-looking statements that have been made and may in the future be made by or on behalf of the company. Although the company believes that these forward-looking statements are based upon reasonable assumptions regarding, among other things, the economy, its knowledge of its business, and on key performance indicators that impact the company, these forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The company is not obligated to update forward-looking statements, whether as a result of new information, future events or otherwise.   Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Some of the risks, uncertainties & other factors that could cause actual results to differ materially from those expressed in or implied by the forward-looking statements include, but are not limited to:  the Company's ability to successfully consummate the purchase of Wincor-Nixdorf, including obtaining the necessary financing and satisfying closing conditions; the Company's ability to realize benefits from the strategic business alliance with Securitas AB; competitive pressures, including pricing pressures and technological developments; changes in the company's relationships with customers, suppliers, distributors and/or partners in its business ventures; changes in political, economic or other factors such as currency exchange rates, inflation rates, recessionary or expansive trends, taxes and regulations and laws affecting the worldwide business in each of the company's operations; global economic conditions, including any additional deterioration and disruption in the financial markets, including the bankruptcies, restructurings or consolidations of financial institutions, which could reduce our customer base and/or adversely affect our customers' ability to make capital expenditures, as well as adversely impact the availability and cost of credit; acceptance of the company's product and technology introductions in the marketplace; the finalization of the company's financial statements for the periods discussed in this presentation; the company's ability to maintain effective internal controls; changes in the company's intention to further repatriate cash and cash equivalents and short-term investments residing in international tax jurisdictions, which could negatively impact foreign and domestic taxes; unanticipated litigation, claims or assessments, as well as the outcome/impact of any current/pending litigation, claims or assessments, including but not limited to the company's Brazil tax dispute; variations in consumer demand for financial self-service technologies, products and services; potential security violations to the company's information technology systems; the investment performance of our pension plan assets, which could require us to increase our pension contributions, and significant changes in healthcare costs, including those that may result from government action; the amount and timing of repurchases of the company's common shares, if any; and the company's ability to achieve benefits from its cost-reduction initiatives and other strategic changes, including its multi-year realignment plan and other restructuring actions, as well as its business process outsourcing initiative.

Important Information for Investors and Shareholders In connection with the proposed business combination transaction with Wincor Nixdorf, Diebold has filed a Registration Statement on Form S-4 with the SEC that includes a prospectus of Diebold to be used in connection with the offer by Diebold to acquire all outstanding Wincor Nixdorf shares.   INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the prospectus, an English translation of the offer document, and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus, an English translation of the offer document and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. You may obtain a free copy of the offer document on BaFin’s website at www.bafin.de. Further you may obtain a copy of the offer document free of charge from Deutsche Bank Aktiengesellschaft, by writing to Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, by e-mail to dct.tender‑offers@db.com or by telefax to +49 69 910 38794.   This presentation is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Final terms and further provisions regarding the public offer are disclosed in the offer document and in documents filed or that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the offer document and all documents in connection with the public offer as soon as they are published because these documents contain or will contain important information.    No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations, including the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Business Overview Andy Mattes President and Chief Executive Officer

Key Accomplishments for 2015 Re-shaping the Portfolio Launched Next Gen – most modern family of self-service solutions Established leadership in multi vendor software with Phoenix Divested North America Electronic Security business to Securitas AB Formed new joint venture for Chinese market with Inspur Business combination agreement with Wincor Nixdorf Responding to Difficult Market Conditions in Brazil and China Financial Results Increased our mix of high value services and software Increased services revenue 4% in constant currency and service gross margin by 150 bps Non-GAAP EPS increased 9% to $1.88 Free cash flow performance was disappointing Committed to recovering in 2016

Transitioning to “Walk” Diebold 2.0 Transformation Objectives – Walk Phase Continue to build on accomplishments – cost, cash, talent and growth Greater emphasis on improving revenue mix and top line growth in services and software Grow managed, multi-vendor and professional services Leverage Phoenix to grow share in software market Increase IP, invest in R&D and services, collaborate with customers and shape business portfolio CRAWL WALK 2014 2016 2017+ 2015 RUN Pillars GROWTH COST CASH TALENT

Services-based Company, Enabled by Software, Supported by Innovative Hardware Transformation initiatives improving mix of revenue and higher gross margins Note: Revenue mix excludes North America Electronic Security 1 Excludes Brazil Other from hardware revenue 2 Represents non-GAAP financial metric % % 43 2014 Services & Software Product1 Mid-term Service Gross Margin 27.0% 28.1% 32.1% 33.6% ~35% Product Gross Margin 23.1% 18.6% 20.2% 18.7% ~20% Total Gross Margin 25.1% 23.8% 26.4% 27.3% Total Diebold Non-GAAP Margin Performance2 Mid-term 65 2015

Industry Trends by Region Latin America: FSS orders down in the quarter, up 10% for the year Continued strength in Mexico overcoming weakness in Brazil Received product and service order from Banco Davivienda for Diebold Series ATMs Signed a large voting machine order in Brazil EMEA: FSS orders were up 7% in Q4 and increased by double-digits for the full year Signed a product and services agreement with Barclays Expanded our relationship with Unicredit Signed a product and maintenance services agreement with National Bank of Pakistan Contract win at Capitec Bank for cash dispensers, recycling units and related maintenance services Asia-Pacific: FSS orders for the quarter and year weighed down by China Growth in services & software partially offset product decline Partnered with the largest bank in Singapore to help drive financial inclusion Note: Total orders include both product order entry and service revenue in constant currency North America: FSS orders were down 6% in Q4 and were relatively flat for the full year Signed branch transformation contract with a top 3 bank Product order backlog growth of 7%

2016 Outlook Key Assumptions Excludes North America Electronic Security Includes China JV effect in second half of year No contribution effect from combination with Wincor Nixdorf Guidance Revenue growth of 2 – 4% in constant currency Product backlog increased by 11% YoY Services revenue growth from new FSS contract wins Non-GAAP EPS from continuing operations expected to be $1.55 to $1.70

Financial Overview Chris Chapman Senior Vice President and Chief Financial Officer

2014 vs. 2015 ($ Millions) Total Revenue Q4 Summary: Down 21%, or 13% constant currency (CC) In constant currency, Service revenue increased 2% Product revenue decreased 28% due to lower volume in Brazil other and China Full Year 2015 Summary: Down 11%, or 3% constant currency In constant currency, Service revenue increased 4% Product revenue decreased 12%, inclusive of $145M decline in ‘Brazil other’ revenue Negative currency impact mainly due to the Brazil real and the euro Down 13% CC Down 3% CC FX Impact

2014 vs. 2015 ($ Millions) Financial Self-Service Revenue Q4 Summary: Down 15%, or 8% in constant currency In constant currency, Service revenue increased 4% Product revenue decreased 19% Full Year 2015 Summary: Down 4%, or up 4% in constant currency In constant currency, Service revenue increased 5% Product revenue increased 3% Down 8% CC Up 4% CC FX Impact

2014 vs. 2015 ($ Millions) Total Security Revenue Q4 Summary: Down 20%, or 18% in constant currency Difficult comparison year-over-year in international electronic security $92 Full Year 2015 Summary: Down 6%, or 4% in constant currency Physical security was down 3% Going forward, North America physical security stabilizing Down 18% CC Down 4% CC $74 $312 $293 FX Impact

2014 vs. 2015 ($ Millions) Brazil Other Revenue* Q4 Summary: Decreased $48M Lower lottery and IT equipment volume Full Year 2015 Summary: Decreased $207M Large, non-recurring IT equipment delivery to the Brazil education ministry in 2014 Lower lottery volume Unfavorable currency impact * Includes election systems, lottery, and IT-related equipment FX Impact

2014 vs. 2015 ($ Millions) Gross Margins – non-GAAP* * See reconciliation of GAAP to non-GAAP measures at the end of this presentation Q4 Gross Margin: Up 190 basis points Service gross margin up 240 bps Product gross margin down 160 bps Full Year 2015 Gross Margin: Up 90 basis points Service gross margin up 150 bps Product gross margin down 150 bps

Operating Expense as a Percentage of Revenue – non-GAAP* Q4 Operating Expense Summary: Down $37M, or 0.6 percentage points as a percentage of revenue Benefit from cost actions, foreign currency and lower level of reinvestment Full Year 2015 Summary: Down $34M for the year * See reconciliation of GAAP to non-GAAP measures at the end of this presentation 2014 vs. 2015 ($ Millions)

Cost Structure Improvements 2013 2014 2015 $30M $25M $20M 2016 $15M 2017 $10M Net Savings Progression – 50% of Total Cost Savings Total: $100M ü ü Cost Reduction Target of $200M through 2017 Cost Savings Program Cost Savings $200M Investments ($100M) Net Savings $100M ü * Total realized net savings as of December 31, 2015

2014 vs. 2015 ($ Millions) Operating Profit and Margins – non-GAAP* * See reconciliation of GAAP to non-GAAP measures at the end of this presentation Q4 Operating Profit: Operating profit up 8%, or 17% on constant currency Impacted by lower volume in China and Brazil, and F/X headwinds Quarter 4Q14 4Q15 Total Revenue $778.6 $615.4 Total Gross Profit $208.8 $176.4 Gross Margin 26.8% 28.7% Operating Expenses Selling, G&A $127.9 $100.2 R, D&E Impairment of Assets 27.4 2.1 20.5 0.0 Total Operating Expenses $157.4 $120.7 Percent of Revenue 20.2% 19.6% Total Operating Profit $51.4 $55.7 Operating Margin 6.6% 9.1% Year-to-date 2014 2015 Total Revenue $2,734.8 $2,424.3 Total Gross Profit $722.3 $661.7 Gross Margin 26.4% 27.3% Operating Expenses Selling, G&A $460.3 $435.4 R, D&E Impairment of Assets 93.6 2.1 86.2 0.0 Total Operating Expenses $556.0 $521.6 Percent of Revenue 20.3% 21.5% Total Operating Profit $166.3 $140.1 Operating Margin 6.1% 5.8% Full Year 2015 Summary: Impacted by lower volume in China and Brazil, the cancelled IT equipment projects in Brazil other and F/X headwinds

Segment Reporting – non-GAAP Operating Profit by Reporting Segment ($ Millions) *Corporate charges not allocated to segments include headquarter-based costs associated with manufacturing administration, procurement, human resources, finance and accounting, global development/engineering, global strategy/mergers and acquisitions, global information technology, tax, treasury and legal 4Q14 4Q15 $ Var % Var 2014 2015 $ Var % Var North America $75.2 $67.7 $(7.5) (10)% $266.3 $255.1 $(11.2) (4)% Asia Pacific 15.5 16.4 0.9 6% 66.4 63.1 (3.3) (5)% EMEA 13.8 17.7 3.9 28% 61.4 55.3 (6.1) (10)% Latin America 29.9 16.3 (13.6) (45)% 68.7 37.4 (31.3) (46)% Total segment operating profit $134.4 $118.1 $(16.3) (12)% $462.8 $410.9 $(51.9) (11%) Global/Corporate charges not allocated to segments* (83.0) (62.4) 20.6 25% (296.5) (270.8) 25.7 9% Total non-GAAP operating profit $51.4 $55.7 $4.3 8% $166.3 $140.1 $(26.2) (16)%

EPS Reconciliation 4Q14 4Q15 2014 2015 EPS (GAAP) $0.42 $0.50 $1.61 $0.93 Restructuring charges 0.05 0.04 0.12 0.24 Non-routine (income)/expense: Software impairment -- -- -- 0.09 Venezuela divestiture -- (0.01) -- 0.07 Venezuela devaluation -- -- -- 0.07 Legal, indemnification and professional fees 0.03 0.04 0.09 0.14 Gain on sale of Eras -- -- (0.19) -- Acquisition/divestiture fees -- 0.18 -- 0.21 Acquisition related hedging (income)/expense -- (0.11) -- (0.11) Brazil indirect tax (0.06) (0.01) (0.06) -- Other (inclusive of allocation of discrete tax items) -- 0.11 0.01 -- Total non-routine (income)/expense (0.03) 0.20 (0.15) 0.47 Total adjusted EPS (non-GAAP ) - Continuing $0.44 $0.74 $1.58 $1.64 Tax rate (non-GAAP) 32.0% 1.5% 32.6% 12.8% EPS (non-GAAP ) – Discontinued Operations 0.04 0.04 0.15 0.24 EPS (non-GAAP ) – Including Discontinued Operations $0.48 $0.78 $1.73 $1.88 Tax rate (non-GAAP) – Including Discontinued Operations 32.4% 5.8% 33.2% 16.9% Note: The sums of the quarterly figures may not equal annual figures due to rounding or differences in the weighted-average number of shares outstanding during the respective periods.

2014 vs. 2015 ($ Millions) Free Cash Flow* (includes discontinued operations) * See reconciliation of GAAP to non-GAAP measures at the end of this presentation Free Cash Flow (Use): 4Q free cash flow of $145 million 2015 free cash flow (use) of ($18) million Experienced transition challenges with ERP roll out that impacted the issuance of service invoices and cash collections Increased service inventory faster than anticipated to support multivendor service business Change in customer behavior from historical norms that resulted in lower prepay activity in China and North America

Working Capital (includes discontinued operations) Days Sales Outstanding Inventory Turns

Liquidity & Net Debt ($ Millions) * Capital includes Diebold shareholder equity, excludes non-controlling interest Dec. 31, 2013 Dec. 31, 2014 Dec. 31, 2015 Cash, cash equivalents and other investments (GAAP measure) $474.3 $462.8 $353.5 Debt Instruments (524.5) (505.4) (645.1) Net (debt) (non-GAAP measure) ($50.2) ($42.6) ($291.6) Net debt to capital* ratio 4% 4% 27% Net (debt) from 2013 - 2015

2016 Outlook and EPS Bridge 2016 Outlook Revenue Total revenue (as reported) Relatively flat Total revenue (in constant currency) 2% to 4% FSS 2% to 4% Security Flat Brazil other ~$45M Earnings per share 2016 EPS (GAAP) $1.15 – $1.35 Restructuring charges & non-routine expense $0.40 - $0.35 2016 EPS (non-GAAP) $1.55 - $1.70 Tax rate Non-GAAP effective tax rate ~28% Free cash flow Total free cash flow ~$150M Non-GAAP EPS Bridge 2015 reported EPS from continuing operations $1.64 Normalized tax rate – 28% ($0.30) Net investment income/interest expense ($0.05) 2016 growth ~$0.25 – $0.40 2016 EPS (non-GAAP) $1.55 - $1.70

Thank You

Supplemental Schedules

Unaudited Historical GAAP Quarterly Financial Information

Presents North America electronic security as discontinued operations ($ millions)

	First Quarter		Second Quarter		Third Quarter		Fourth Quarter	
	2015	2014	2015	2014	2015	2014	2015	2014
Services	$ 341.6	$ 334.4	$ 352.9	$ 359.5	$ 346.4	$ 364.7	$ 358.3	$ 374.2
Products	233.2	279.8	291.6	294.9	243.2	322.9	257.1	404.4
Net sales	574.8	614.2	644.5	654.4	589.6	687.6	615.4	778.6
Services	229.9	235.1	234.2	241.4	235.2	245.8	233.5	252.5
Products	185.6	228.8	239.5	239.0	204.1	253.9	205.3	312.1
Cost of sales	415.5	463.9	473.7	480.4	439.3	499.7	438.8	564.6
Gross profit	159.3	150.3	170.8	174.0	150.3	187.9	176.6	214.0
Total operating expenses	162.3	131.2	146.8	120.8	137.9	144.5	146.4	164.7
(Loss) income from continuing operations	(10.2)	2.0	19.7	40.9	18.3	33.1	34.8	31.3
Income from discontinued operations, net of tax	4.5	2.9	4.3	2.2	4.5	1.8	2.6	2.8
Net (loss) income	(5.7)	4.9	24.0	43.1	22.8	34.9	37.4	34.1
Net (loss) income attributable to noncontrolling interests	(2.9)	(4.9)	1.8	1.5	1.1	1.9	1.7	4.1
Net (loss) income attributable to Diebold, Incorporated	$ (2.8)	$ 9.8	$ 22.2	$ 41.6	$ 21.7	$ 33.0	$ 35.7	$ 30.0

Note: Financials assume 39% tax rate that can be used to calculate income before tax

28

DIEBOLD

Reconciliation GAAP to non-GAAP ($ Millions) Q4 2015 Profit & Loss Statement

Reconciliation GAAP to non-GAAP ($ Millions) Q4 2014 Profit & Loss Statement

Reconciliation GAAP to non-GAAP ($ Millions) Q4 2015 Product & Service Gross Profit

Reconciliation GAAP to non-GAAP ($ Millions) Q4 2014 Product & Service Gross Profit

Reconciliation GAAP to non-GAAP ($ Millions) 2015 Profit & Loss Statement

Reconciliation GAAP to non-GAAP ($ Millions) 2014 Profit & Loss Statement

Reconciliation GAAP to non-GAAP ($ Millions) 2015 Product & Service Gross Profit

Reconciliation GAAP to non-GAAP ($ Millions) 2014 Product & Service Gross Profit

Reconciliation GAAP to non-GAAP ($ Millions) 2013 Product & Service Gross Profit

Reconciliation GAAP to non-GAAP ($ Millions) 2012 Product & Service Gross Profit

($ Millions) Free Cash Flow Reconciliation (includes discontinued operations) 4Q14 4Q15 2014 2015 Net cash provided by (used in) operating activities $297.6 $156.8 $186.9 $36.7 Capital expenditures ($27.9) ($11.9) ($61.5) ($54.8) Free cash flow (use) (non-GAAP measure) $269.7 $144.9 $125.4 ($18.1)

($ Millions) Free Cash Flow Reconciliation (includes discontinued operations) 2013 2014 2015 2016 Outlook Net cash provided by (used in) operating activities $124 $187 $37 ~$190 Capital expenditures ($35) ($62) ($55) ~($40) Free cash flow (use) (non-GAAP measure) $89 $125 ($18) $150

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

In connection with the proposed business combination transaction, Diebold has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes a preliminary prospectus of Diebold to be used in connection with the offer by Diebold to acquire all outstanding Wincor Nixdorf shares. When available, Diebold will disseminate the prospectus to Wincor Nixdorf shareholders in connection with Diebold’s offer to acquire all of the outstanding shares of Wincor Nixdorf. Diebold also intends to file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”).

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROSPECTUS AND THE OFFER DOCUMENT, AS WELL AS OTHER DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC OR BAFIN OR PUBLISHED AT DIEBOLD’S WEBSITE AT WWW.DIEBOLD.COM UNDER THE INVESTOR RELATIONS SECTION, REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND THE OFFER BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the prospectus and other related documents filed by Diebold with the SEC on the SEC’s website at www.sec.gov. The prospectus and other documents relating thereto may also be obtained for free by accessing Diebold’s website at www.diebold.com under the Investor Relations section. Following approval by BaFin, you may obtain a free copy of the offer document on BaFin’s website at www.bafin.de, and, along with an English translation thereof, at Diebold’s website at www.diebold.com under the Investor Relations section. Further you may obtain a copy of the offer document from Deutsche Bank Aktiengesellschaft, Taunusanlage 12, 60325 Frankfurt am Main, Germany, for distribution free of charge (also available from Deutsche Bank Aktiengesellschaft via e-mail to dct.tender-offers@db.com or by telefax to +49 69 910 38794). In addition an English language press release and its German language translation has been published via an electronically operated information distribution system in the United States.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Wincor Nixdorf or Diebold. Final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by BaFin and in documents that will be filed with the SEC. Investors and holders of Wincor Nixdorf shares, or of such instruments conferring a right to directly or indirectly acquire Wincor Nixdorf shares, are strongly encouraged to read the offer document and all documents in connection with the public offer as soon as they are published because these documents will contain important information.

No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations, including the German Securities Acquisition and Takeover Act (Wertpapiererwerbs- und Übernahmegesetz) and the German Securities Prospectus Act (Wertpapierprospektgesetz). Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer would not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

Certain statements contained in this communication regarding matters that are not historical facts are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future including, without limitation, the proposed business combination with Wincor Nixdorf and the offer. Such forward-looking statements are based on the current expectations of Diebold and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. Such forward-looking statements may include statements about the business combination and the offer, the likelihood that such transaction is consummated and the effects of any transaction on the businesses and financial conditions of Diebold or Wincor Nixdorf, including synergies, pro forma revenue, targeted operating margin, net debt to EBITDA ratios, accretion to earnings and other financial or operating measures. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Diebold and Wincor Nixdorf operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. In addition, risks and uncertainties related to the contemplated business combination between Diebold and Wincor Nixdorf include, but are not limited to, the expected timing and likelihood of the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to consummate, or to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement or the contemplated offer, the risk that the parties may not be willing or able to satisfy the conditions to the contemplated business combination or the contemplated offer in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the contemplated business combination, the risk that any announcements relating to the contemplated business combination could have adverse effects on the market price of Diebold’s common shares, and the risk that the contemplated transaction or the potential announcement of such transaction could have an adverse effect on the ability of Diebold to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally. These risks, as well as other risks associated with the contemplated business combination, are more fully discussed in a preliminary prospectus that is included in the Registration Statement on Form S-4 that has been filed with the SEC in connection with the contemplated business combination and the offer. Additional risks and uncertainties are identified and discussed in Diebold’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, neither Diebold nor Wincor Nixdorf undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

This communication may outline certain key German tax principles related to the participation in the voluntary public tender offer that may be or may become relevant to holders of shares of Wincor Nixdorf. Any discussion of German tax considerations is of a general nature only and does not constitute a comprehensive or definitive explanation of all possible aspects of German taxation that may be relevant for shareholders of Wincor Nixdorf. Furthermore, this communication does not address non-German tax considerations that may apply to a shareholder that is a tax resident of a jurisdiction other than Germany. This communication is based upon domestic German tax laws in effect as of the date hereof. It is important to note that the legal situation may change, possibly with retroactive effect, and that no assurance can be given regarding the tax treatment of this transaction by fiscal authorities and the courts.